Exhibit 99

January 20, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:	Approval from the Reserve Bank of India (RBI) for re-appointment of Mr. Kaizad Bharucha as the Deputy Managing Director of HDFC Bank Limited (“Bank”)

In continuation of our intimation dated October 30, 2025, we wish to inform you that pursuant to an application which was made by the Bank to the Reserve Bank of India (“RBI”) upon recommendation of the Bank’s Governance, Nomination and Remuneration Committee and Board of Directors in this regard, the RBI vide its communication dated January 20, 2026, has given approval for the re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as the Whole-time Director (Deputy Managing Director) of the Bank for a further period of 3 (three) years w.e.f. April 19, 2026.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight